Exhibit 21.1

SUBSIDIARIES OF BELLRING BRANDS, INC.

Name	Jurisdiction of Incorporation / Formation
Active Nutrition International GmbH	Germany
BellRing Brands, LLC	Delaware
Dymatize Enterprises, LLC	Delaware
Premier Nutrition Company, LLC	Delaware
Supreme Protein, LLC	Delaware
TA/DEI-A Acquisition Corp.	Delaware